March 19, 2025

George Lai
Chief Financial Officer
The9 Limited
17 Floor, No. 130 Wu Song Road
Hong Kou District, Shanghai 200080
People   s Republic of China

       Re: The9 Limited
           Form 20-F for Fiscal Year Ended December 31, 2021
           Form 20-F for Fiscal Year Ended December 31, 2022
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-34238
Dear George Lai:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Haiping Li